RADICA GAMES LIMITED
                             ANNOUNCES NEW DIRECTOR

FOR IMMEDIATE RELEASE                    CONTACT: PATRICK S. FEELY
DECEMBER 15, 1998                                 PRESIDENT & COO
                                                  (LOS ANGELES, CALIFORNIA)
                                                  (626) 744 1150

                                                  DAVID C.W. HOWELL
                                                  EXECUTIVE V.P. & CFO
                                                  (HONG KONG)
                                                  (852) 2688 4201




(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced today the appointment of Mr. Henry Hai-Lin Hu as a member of the Board of Directors. Mr. Hu is the founder and Executive Director of Business Plus Consultants Limited, a Hong Kong based toy industry consulting company and has nearly 20 years of experience in the industry. Prior to starting Business Plus Consultants Ltd Mr. Hu was Chairman and CEO of Zindart Ltd. (NASDAQ ZNDTY). He was also a co-founder and Executive Director of Wah Shing Toys Consolidated Co. Ltd., one of the largest publicly listed Hong Kong toy manufacturers.

Mr. Hu was born in Shanghai, PRC in 1945 and is a Corporate Member of The Institute of Production and Industrial Engineers and The Institute of Electrical Engineers. He has been a Registered Engineer since 1989 and a Chartered Engineer since 1970. Mr. Hu has a B.Sc (Eng.) from Hong Kong University.

"MR. HU BRINGS TO RADICA TREMENDOUS EXPERIENCE IN BOTH MANUFACTURING AND THE TOY INDUSTRY. HIS ASIAN KNOWLEDGE WILL BRING A NEW DIMENSION TO OUR BOARD AND THE APPOINTMENT WILL ALLOW US TO TAP INTO HENRY'S MANY DIFFERENT FIELDS OF EXPERTISE AND CONTACTS," said Bob Davids, CEO of Radica Games Limited.



Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

                                    -- END --